March 1, 2011

VIA EDGAR (FILED AS CORRESPONDENCE) AND FACSIMILE

Mr. Joseph McCann

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Materials, Inc.
Form 10-K for the fiscal year ended October 31, 2010
Filed December 10, 2010
File No. 000-06920

Dear Mr. McCann:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 31, 2011 to Michael R. Splinter, the President and Chief Executive Officer of Applied Materials, Inc. (“Applied” or the “Company”). For your convenience, the Staff’s comments are reprinted in bold.

Please note that all references to page numbers in the responses are to the page numbers in the Proxy Statement filed by the Company on January 27, 2011 (the “Proxy Statement”).

1. We refer to your disclosure under the caption “Fiscal 2010 and Fiscal 2011 Incentive Bonuses” beginning on page 38 of the definitive proxy statement that you have incorporated by reference. Please tell us how the actual Fiscal 2010 bonuses were calculated. We note that maximum bonus payable to each named executive officer was the lowest of $5 million, 3x the projected full bonus, and 0.4% of adjusted operating profit. Include in your response what the “projected bonus” was for each named executive officer and the amount of adjusted operating profit. In your future filings, please ensure that you provide additional disclosure regarding how the targets are established and achievement is determined so that your investors can see how the bonuses awarded to each of your named executive officers were determined. We also note your disclosure that “the secondary performance goals are intended to reduce the bonus amount from the maximum available.” Given this disclosure, in your future filings, please enhance your disclosure so that it is clear how the named executive officers are incentivized to achieve the secondary performance goals.

How Actual Fiscal 2010 Bonuses Were Calculated

As described on pages 38 through 41 of the Proxy Statement, actual bonuses for Applied’s named executive officers (“NEOs”) for the 2010 fiscal year (“fiscal 2010”) under the Senior

Mr. Joseph McCann

Securities and Exchange Commission

March 1, 2011

Executive Bonus Plan (the “bonus plan”) were calculated based on achievement of initial and secondary performance goals, subject to limited adjustments by Applied’s Human Resources and Compensation Committee (the “Committee”), as permitted under the bonus plan.

Adjusted Operating Profit. The fiscal 2010 initial performance goal required achievement by Applied of positive adjusted operating profit (as defined on page 38). This initial goal was required to be met in order for any bonus to be payable to the NEOs. As noted on page 40, Applied achieved an operating profit of $1.4 billion in fiscal 2010, which was then adjusted to exclude the items set forth in the footnote on page 40. The exclusion of these charges resulted in an adjusted operating profit of $2.1 billion.

Maximum and Projected Full Bonus Amounts for NEOs. Upon achievement of the initial performance goal, the maximum bonuses were determined under the bonus plan to be the lowest of: (1) $5 million, (2) 3x the NEO’s projected full bonus (the projected full bonuses as a percentage of base salary, and 3x of projected full bonuses are shown in the table on page 41), and (3) 0.4% of adjusted operating profit for each NEO other than our Chief Executive Officer, and 0.8% of adjusted operating profit for the CEO. The Committee had authority to reduce bonuses from the maximum amounts, but not increase them.

We respectfully advise the Staff that in the future, Applied will enhance its disclosure to provide for each of the NEOs: (a) projected full bonus amounts (expressed as a dollar amount, not a percentage), (b) the amount (in dollars) equal to 3x the projected full bonus, and (c) the dollar amount equivalent to 0.4% of adjusted operating profit for all NEOs other than the CEO, and 0.8% of adjusted operating profit for the CEO. We propose a table like the following, which shows this information for fiscal 2010:

Name	Projected Full Bonus Amount	3x Projected Full Bonus Amount	Dollar Amount Equivalent to Applicable Percentage of Adjusted Operating Profit(1)
Michael R. Splinter	$1,715,000	$5,145,000	$16,500,000
George S. Davis	$718,750	$2,156,250	$8,200,000
Mark R. Pinto	$718,750	$2,156,250	$8,200,000
Randhir Thakur	$718,750	$2,156,250	$8,200,000
Joseph G. Flanagan	$500,000	$1,500,000	$8,200,000
Franz Janker(2)	$742,500	$2,227,500	$8,200,000

(1)	Rounded to the nearest one hundred thousand dollars.
(2)	Pursuant to the terms of the bonus plan, Mr. Janker became ineligible for a bonus for fiscal 2010 following his retirement from Applied effective July 30, 2010 and therefore did not receive a bonus.

Mr. Joseph McCann

Securities and Exchange Commission

March 1, 2011

Secondary Performance Goals. Upon achievement of the initial performance goal, the bonus for each NEO became payable up to the maximum amount described above, but calculation of the amount payable still depended on achievement of secondary performance goals. Secondary performance goals were targets intended to reduce, but not increase, the maximum bonus paid. In this manner, the Committee used the secondary performance goals as a guide in applying its discretion to determine the NEOs’ bonuses, and that in effect reduced bonuses from the maximum amounts that became available upon achievement of the initial performance goal. Even if the maximum amounts were available due to the achievement of the initial performance goal, the Committee did not intend to award bonuses if the secondary performance goals were not achieved, at least in part. The Committee believes that this dual framework incentivized the NEOs to achieve their secondary performance goals.

As stated on page 38, one of the fiscal 2010 secondary performance goals – the achievement of positive adjusted earnings per share – had to be met in order for any bonus to become payable for fiscal 2010. The extent of achievement of this goal was used to calculate the NEOs’ bonuses, as well as to determine the multiplier for calculating how much bonus would be paid Company-wide. The portion of this Company-wide bonus pool allocated to each segment or corporate function (from which each NEO was in turn allocated his bonus) depended on the NEO’s achievement of the secondary performance goals. As described on page 40, actual adjusted earnings per share was determined to be $1.03, which would have resulted in a multiplier of 2.4x for funding the bonus pool. However, the Committee used its discretion to reduce the amount funded to 2x.

How Targets are Established and Achievement is Determined. As described on pages 39 to 40, each NEO’s secondary performance goals, in addition to the adjusted earnings per share goal described above, were determined and assigned respective weightings based on the NEO’s role and responsibilities, as well as Applied’s overall business objectives. The Committee assessed each NEO’s performance versus the achievement of their respective secondary performance goals, as described on page 41. The Committee reviewed the achievement levels and considered the weighting or multiplier (as applicable) with respect to each NEO’s goals, rather than performing a comprehensive calculation of any formula, in determining a bonus amount that it believed was appropriate for each NEO. For fiscal 2010, the Committee also considered the level of funding of the bonus pool based on achievement of Applied’s adjusted earnings per share (as described on page 40) and internal equity and significant contributions of certain NEO’s business units (as described on page 41). Following this assessment, the Committee awarded bonuses to the NEOs that were substantially lower than the maximum bonuses otherwise available.

The Proxy Statement (on pages 35 through 41 and 47 through 53) includes disclosure regarding how: (1) the bonus targets are established, (2) achievement of applicable performance goals is determined, and (3) the bonus awarded to each NEO is determined. Applied’s approach in setting projected full bonuses and information regarding each NEO’s targeted total cash compensation (base salary and bonuses) are described under the sections entitled “Total Cash Compensation: Base Salaries and Annual Incentive Bonus Opportunities” on page 37 and

Mr. Joseph McCann

Securities and Exchange Commission

March 1, 2011

“Additional Information Regarding NEO Compensation” on pages 47 through 53, respectively. Additionally, we respectfully advise the Staff that: (1) Mr. Splinter consulted with other members of management and then made recommendations to the Committee regarding bonus targets and actual payments as well as performance goals and weightings for executive officers; and (2) the Committee reviewed Applied’s actual performance as compared to the targeted performance for fiscal 2010 in order to approve actual bonus amounts. These disclosures are contained in the sections entitled “Role of Executive Officers and Management in Compensation Decisions” on page 35 and “Determining Actual Fiscal 2010 Bonuses” on page 40, respectively. Finally, a description of how bonuses awarded to the NEOs were determined for fiscal 2010 is included on pages 38 through 41. In future filings, Applied will seek to enhance disclosures relating to these matters.

How NEOs are Incentivized to Achieve Secondary Performance Goals. We respectfully advise the Staff that the NEOs are incentivized to achieve the secondary performance goals because, as described on pages 37 and 38, the size of bonuses payable to them are based in part on the extent to which secondary performance goals are achieved (assuming the initial performance goal is achieved). If none of the secondary performance goals are achieved, no bonus would become payable to the NEOs. At least some of the secondary performance goals must be achieved in order for a bonus to be payable to an NEO. However, even if all of the secondary performance goals are achieved, bonuses payable to the NEOs cannot exceed the maximum that became available for payment under the bonus plan upon achievement of the initial performance goal. In future filings, Applied will enhance its disclosure relating to this matter.

2. In your applicable future filings, please also briefly disclose how the compensation committee determined whether the named executive officers achieved their secondary performance goals and how the achievement of those goals factored into the bonus amount awarded to each named executive officer.

As described on page 40, in the first quarter of Applied’s 2011 fiscal year, the Committee compared Applied’s actual performance to the targeted performance for fiscal 2010. The Committee analyzed the achievement of adjusted earnings per share, which is a secondary performance goal for each NEO. Based on this analysis, the Committee reduced the bonus pool for all NEOs (as described on page 40). In addition, as described on page 41, the Committee determined the bonus amount for each NEO based on the extent to which each NEO achieved his other secondary performance goals. For Dr. Pinto and Dr. Thakur in particular, the Committee took into consideration internal equity and the significant contributions of the business units they led to Applied’s overall strong performance in fiscal 2010 and to Applied’s anticipated future growth (as also described on page 41). In future filings, Applied will enhance its disclosure relating to these matters.

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Mr. Joseph McCann

Securities and Exchange Commission

March 1, 2011

As required by the Commission and in connection with responding to the Staff’s comments with respect to the Proxy Statement, Applied acknowledges that:

•	Applied is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Applied may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Applied understands the importance of, and is committed to complying with, the Commission’s regulations. Therefore, should you require additional information with respect to these responses, or wish to discuss them further, please contact me at (408) 748-5420.

Sincerely,

/s/ Joseph J. Sweeney
Joseph J. Sweeney
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Applied Materials, Inc.
Michael R. Splinter
Willem P. Roelandts
George S. Davis

Wilson Sonsini Goodrich & Rosati, P.C.
John E. Aguirre
Steven E. Bochner
Michael S. Russell